SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem Announces Perpetual Bond Offering

São Paulo, Brazil, April 05, 2006 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today that it plans to offer $200 million of perpetual bonds in an offering exempt from registration under the United States Securities Act of 1933, as amended ("Securities Act"). The bonds will be senior unsecured debt obligations of Braskem and will have no fixed final maturity date, but will be callable, in whole or in part, at par after five years, provided that if the bonds are called in part, at least $100 million aggregate principal amount of the bonds will remain outstanding after any partial redemption. Braskem intends to use the proceeds of the offering for general corporate purposes, including working capital and financing the acquisition of certain common and preferred shares of Politeno In dústria e Comércio S.A..

The bonds have not been and will not be registered under the Securities Act and may not be offered or sold (a) in the United States absent registration or an applicable exemption from registration under the Securities Act, or (b) in any other jurisdiction in which such offer or sale is prohibited. This press release shall not constitute an offer to sell nor the solicitation of an offer to buy the bonds.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil and has an annual production capacity of 5.8 million tons of thermoplastic resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release may contain statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Further information is available on
Braskem´s IR Web site at
www.braskem.com.br/ir or by
contacting our IR Team:

José Marcos Treiger
IRO
Tel: (+55 11) 3443 9529
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem’s reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward- looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Tel: (+55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
IR Manager
Tel: (+55 11) 3443 9178
luciana.ferreira@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer